CUSIP No. 371559 10 5                                       (Page 1 of 8 Pages)




                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 Schedule 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                            Genesee & Wyoming Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  371559 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)



    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:

    [ ]    Rule 13d-1(b)
    [ ]    Rule 13d-1(c)
    [X]    Rule 13d-1(d)

CUSIP No. 371559 10 5                                       (Page 2 of 8 Pages)


1       Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)

        Mortimer B.Fuller, III(individually, as Trustee, and as Co-Executor) Overlook Estate Foundation, Inc.(Mortimer B.Fuller, III, President)
        (See Item 2(a) for a description of Mr.Fuller's Trustee and
        Co-Executor capacities)
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
3       SEC Use Only
--------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        Mortimer B.Fuller, III is a United States citizen;
        Overlook Estate Foundation, Inc. is a Delaware not-for-profit membership corporation.
--------------------------------------------------------------------------------
                         5   Sole Voting Power:
                             Mortimer B. Fuller, III - 948,871
   Number of                 Overlook Estate Foundation, Inc. - 21,498
     Shares           ----------------------------------------------------------
  Beneficially           6   Shared Voting Power:
    Owned by                 Mortimer B. Fuller, III - 0
      Each                   Overlook Estate Foundation, Inc. - 0
    Reporting         ----------------------------------------------------------
   Person with           7   Sole Dispositive Power:
                             Mortimer B. Fuller, III - 808,700
                             Overlook Estate Foundation, Inc. - 21,498
                      ----------------------------------------------------------
                         8   Shared Dispositive Power:
                             Mortimer B. Fuller, III - 0
                             Overlook Estate Foundation, Inc. - 0
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        Mortimer B.Fuller, III - 948,871
        Overlook Estate Foundation, Inc. - 21,498
--------------------------------------------------------------------------------
10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)[ ]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        20.4%
--------------------------------------------------------------------------------
12      Type of Reporting Person (See Instructions)

        00 (a Group)
--------------------------------------------------------------------------------

CUSIP No. 371559 10 5                                       (Page 3 of 8 Pages)

Item 1(a).  Name of Issuer:

            Genesee & Wyoming Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            71 Lewis Street
            Greenwich, Connecticut  06830

Item 2(a).  Names of Persons Filing:

            Mortimer B. Fuller, III, individually, as Trustee of the Residuary Trust u/w of Mortimer B. Fuller, Jr., as Trustee of the Frances A. Fuller Family Trust, and as Co-Executor of the Estate of Frances A. Fuller

            Overlook Estate Foundation, Inc., a Delaware not-for-profit membership corporation (Mortimer B. Fuller, III, President)

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

            For all members of group:

            c/o Genesee & Wyoming Inc.
            71 Lewis Street
            Greenwich, Connecticut  06830

Item 2(c).  Citizenship:

            Mortimer B. Fuller, III is a United States citizen;
            Overlook Estate Foundation, Inc. is a Delaware not-for-profit membership corporation.

Item 2(d).  Title of Class of Securities:

            Class A Common Stock, $.01 par value

Item 2(e).  CUSIP Number:

            371559 10 5

Item 3.     Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

            Not Applicable

CUSIP No. 371559 10 5                                       (Page 4 of 8 Pages)

Item 4.     Ownership.
            (a) Amount Beneficially Owned: 970,369 shares (including shares of the Issuer's Class B Common Stock)(see Exhibit 1)

            (b)  Percent of Class:  20.4%

            (c)  Number of shares as to which such person has:

                 (i)    sole power to vote or to direct the vote:

                        Mortimer B. Fuller, III - 948,871
                        Overlook Estate Foundation, Inc. - 21,498

                 (ii)   shared power to vote or to direct the vote:

                        Mortimer B. Fuller, III (in any capacity) - 0
                        Overlook Estate Foundation, Inc. - 0

                 (iii)  sole power to dispose or to direct the disposition of:

                        Mortimer B. Fuller, III (individually, and as Trustee) - 808,700
                        Overlook Estate Foundation, Inc. - 21,498

                 (iv)   shared power to dispose or to direct the disposition of:

                        Mortimer B. Fuller, III (in any capacity) - 0
                        Overlook Estate Foundation, Inc. - 0

            Pursuant to Rule 13d-4, each member of the group expressly declares that the filing of this Schedule 13G shall not be construed as an admission that such member is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of shares owned by the other members of the group.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

CUSIP No. 371559 10 5                                       (Page 5 of 8 Pages)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            See Exhibit 1

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            Not Applicable

CUSIP No. 371559 10 5                                       (Page 6 of 8 Pages)


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2000      /s/ Mortimer B. Fuller, III
                              ---------------------------------------------
                              Mortimer B. Fuller, III


Dated:  February 9, 2000      /s/ Mortimer B. Fuller, III
                              ---------------------------------------------
                              Mortimer B. Fuller, III, as Trustee of the
                              Residuary Trust u/w of Mortimer B. Fuller, Jr.


Dated:  February 9, 2000      /s/ Mortimer B. Fuller, III
                              ---------------------------------------------
                              Mortimer B. Fuller, III, as Trustee of the
                              Frances A. Fuller Family Trust


Dated:  February 9, 2000      /s/ Mortimer B. Fuller, III
                              ---------------------------------------------
                              Mortimer B. Fuller, III, as Co-Executor of the
                              Estate of Frances A. Fuller


                              Overlook Estate Foundation, Inc.


Dated:  February 9, 2000      By: /s/ Mortimer B. Fuller, III
                                 ------------------------------------------
                                  Mortimer B. Fuller, III, President

CUSIP No. 371559 10 5                                       (Page 7 of 8 Pages)


                                   Exhibit 1


    This Amendment to Schedule 13G is being filed by a group pursuant to Rule 13d-5(b)(1). The members of the group are as follows: Mortimer B. Fuller, III, individually, as Trustee of the Residuary Trust u/w of Mortimer B. Fuller, Jr., as Trustee of the Frances A. Fuller Family Trust, and as Co-Executor of the Estate of Frances Fuller; and Overlook Estate Foundation, Inc. (Mortimer B. Fuller, III, President).

    Mr. Fuller holds an irrevocable proxy, expiring in 2008, to vote all of the shares held by the Residuary Trust u/w of Mortimer B. Fuller, Jr. and by the Estate of Frances A. Fuller.

    The shares of the Issuer's Class A Common Stock, par value $.01 per share, reported in this Amendment to Schedule 13G consist of: (a) shares of Class A Common Stock beneficially owned by the members of the group in the various capacities indicated (including shares issuable under presently exercisable options held by Mortimer B. Fuller, III) (see table below); and (b) shares of the Issuer's Class B Common Stock, par value $.01 per share, beneficially owned by such members in the various capacities indicated. The Issuer's Class B Common Stock, which is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, has ten votes per share (as compared with the Class A Common Stock, which has one vote per share), and is freely convertible into an equal number of shares of Class A Common Stock.

    The beneficial ownership of the Issuer's Class A Common Stock and Class B Common Stock by each member of the group as of December 31, 1999 is as follows:

===============================================================================================
                                                     Class A             Class B
                                                   Common Stock       Common Stock
                                                   Beneficially       Beneficially
             Member of Group                          Owned               Owned         TOTAL
-----------------------------------------------------------------------------------------------
Mortimer B. Fuller, III, individually                 *126,231            277,505      *403,736
-----------------------------------------------------------------------------------------------
Mortimer B. Fuller, III, as Trustee of                  78,607            298,607       377,214
the Residuary Trust u/w of Mortimer B.
Fuller, Jr.
-----------------------------------------------------------------------------------------------
Mortimer B. Fuller, III, as Trustee of                  27,750                  0        27,750
the Frances A. Fuller Family Trust
-----------------------------------------------------------------------------------------------
Mortimer B. Fuller, III, as Co-Executor
of the Estate of Frances A. Fuller                      58,000             82,171       140,171
-----------------------------------------------------------------------------------------------
Overlook Estate Foundation, Inc.                        21,498                  0        21,498
(Mortimer B. Fuller, III, President)
-----------------------------------------------------------------------------------------------
TOTAL                                                  312,086            658,283       970,369
===============================================================================================

* Includes 98,750 shares issuable under presently exercisable options.

CUSIP No. 371559 10 5                                       (Page 8 of 8 Pages)


                                   Exhibit 2

                                   AGREEMENT

    The undersigned agree that this Amendment to Schedule 13G under the Securities Exchange Act of 1934, as amended, relating to shares of the Class A Common Stock of Genesee & Wyoming Inc., to which this Agreement is an Exhibit and which is to be filed with the Securities and Exchange Commission, is filed on behalf of each of the undersigned.



Dated:  February 9, 2000      /s/ Mortimer B. Fuller, III
                              --------------------------------------------
                              Mortimer B. Fuller, III


Dated:  February 9, 2000      /s/ Mortimer B. Fuller, III
                              --------------------------------------------
                              Mortimer B. Fuller, III, as Trustee of the
                              Residuary Trust u/w of Mortimer B. Fuller, Jr.


Dated:  February 9, 2000      /s/ Mortimer B. Fuller, III
                              --------------------------------------------
                              Mortimer B. Fuller, III, as Trustee of the
                              Frances A. Fuller Family Trust


Dated:  February 9, 2000      /s/ Mortimer B. Fuller, III
                              --------------------------------------------
                              Mortimer B. Fuller, III, as Co-Executor of the
                              Estate of Frances A. Fuller


                              Overlook Estate Foundation, Inc.


Dated:  February 9, 2000      By: /s/ Mortimer B. Fuller, III
                                  ----------------------------------------------
                                  Mortimer B. Fuller, III, President